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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-27261
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CH2M HILL Companies, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

9191 South Jamaica Street
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112-5946
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CH2M HILL Companies, Ltd. (“CH2M HILL”) has determined that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “2014 Third Quarter 10-Q”) with the United States Securities and Exchange Commission (the “SEC”) by the due date of November 10, 2014, without unreasonable effort or expense.

CH2M HILL is unable to file the 2014 Third Quarter 10-Q because, the Audit Committee of the CH2M HILL Board of Directors (the “Audit Committee”) has retained legal counsel to assist the Audit Committee in reviewing whether accounting errors may have occurred with respect to the timing of the recognition of cost overruns on certain fixed-price construction projects in CH2M HILL’s Energy market that were reported in CH2M HILL’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014.  Specifically, the Audit Committee, its legal counsel and CH2M HILL management are independently evaluating whether such accounting errors occurred and, if so, whether such errors (i) caused any previously issued quarterly or annual financial statements for the periods from January 1, 2013 through June 30, 2014 to be materially misstated, or (ii) change management’s assessment of the effectiveness of CH2M HILL’s internal controls over financial reporting as of December 31, 2013.  Although CH2M HILL believes that the review undertaken by the Audit Committee is in its final stages, the Audit Committee has not completed its work or reached final conclusions at this time.  Completion of the 2014 Third Quarter 10-Q is pending the outcome of the review by the Audit Committee, and at this time we are unable to estimate the date at which the review will be completed.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas McCoy, Executive Vice President, General Counsel & Corporate Secretary	720	286-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing review by CH2M HILL’s management and Audit Committee of the impact of the potential accounting errors described in Part III, CH2M HILL is currently unable to complete the financial statements for the three and nine month periods ended September 30, 2014, or to determine whether any changes will be required in our reported results of operations for the full year ended December 31, 2013 or any interim periods within 2013 and 2014.

The financial results described in this Part IV are preliminary and subject to adjustment.  Because CH2M HILL’s management and Audit Committee have not completed their respective reviews of the potential accounting errors described in Part III, there can be no assurance that CH2M HILL will not revise any of the preliminary financial results, expectations or estimates described in this Part IV or otherwise provided. In addition, CH2M HILL will not be in a position to conclude on the effectiveness of its disclosure controls and procedures until its review is complete.

For the three and nine month periods ended September 30, 2014, CH2M HILL expects to report a decrease in revenues and net income compared to the same periods in the prior year.  Total revenues are expected to decrease by slightly less than 10 percent primarily due to decreases in our Energy market that occurred after the quarter ended September 30, 2013 as a result of the completion of three domestic design-build power plant projects and several Canadian construction projects that are primarily gas processing and pipeline projects.    Our Facilities and Urban Environments market also experienced a decrease in revenues caused by lower demand for new projects in the electronics and manufacturing industries in our domestic regions and a decline in Middle Eastern planning support services for U.S. armed forces.  Revenues from our remaining markets have increased slightly and partially offset the decreases in the Energy and Facilities and Urban Environments markets.

For the three and nine months ended September 30, 2014, CH2M HILL expects to report a net loss for both periods in excess of $125.0 million.  This is substantially lower than the net income reported for the corresponding periods in 2013.  In addition to the impact that lower revenue volumes had on our earnings during 2014, the 2014 net loss was also impacted by significant project losses recorded during the three and nine months ended September 30, 2014.  These project losses include:

•      CH2M HILL is involved in a power project in Australia through a consolidated 50/50 joint venture partnership with an Australian construction contractor.  Due to a variety of project and client issues, we expect to record an estimated project loss that will negatively impact our net income by approximately $85.0 million for the three and nine months ended September 30, 2014.

•      CH2M HILL has experienced significant additional costs on a Transportation fixed price contract to design and construct roadway improvements in the southern United States.  As a result of changes in our initial cost estimates, operating income was reduced by approximately $40.0 million for the three and nine months ended September 30, 2014.

•      During the first quarter of 2014, CH2M HILL experienced significant additional costs on a fixed-price contract within our Energy market to design and construct a new power generation facility in the northeastern United States.  These additional costs  included costs related to a substantial decline in union labor productivity, poor subcontractor performance, the impacts of related schedule delays and severe weather in the northeastern United States. These costs resulted in a decrease of gross margin of $52.5 million in the first quarter of 2014, and an additional loss of approximately $10.0 million recorded during the third quarter of 2014.

•      CH2M HILL experienced cost growth on a project in the Facilities and Urban Environments market in our Europe region primarily due to productivity issues.  These changes in estimates negatively impacted our results of operations by $17.8 million for the nine months ended September 30, 2014.

In addition, in the three month period ended September 30, 2014, CH2M HILL began to implement certain restructuring activities, including the rationalization of certain lines of business and involuntary employee terminations.  Management has determined that these restructuring activities  constitute a triggering event that requires us to test goodwill for impairment.  Accordingly,  we initiated an impairment test in the three month period ended September 30, 2014.  These restructuring activities also caused us to evaluate the recoverability of our intangible assets.  Based upon preliminary results, we expect to record a goodwill and intangible assets impairment charge totaling approximately $73.0 million related to our Power reporting unit within the Energy market and our Industrial and Advanced Technology and Urban Programs reporting units within our Facilities and Urban Environments market.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are based on CH2M HILL’s management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

CH2M HILL Companies, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2014	By	/s/ Gary L. McArthur
			Name:	Gary L. McArthur
			Title:	Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).